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U.S. SECURITIES ... ON
WASHI...

08029131

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-66313

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PANAMERICAN CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
745 Fifth Avenue
(No. and Street)

New York (City) | NY (State) | 10151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Stone | (212) 752-2300 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue (Address) | New York (City) | New York (State) | 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its posses[sions]

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

SEC
Mail Processing
Section

FEB 2 9 2008

Washington, DC
100

OATH OR AFFIRMATION

I, DAVID STONE, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of PANAMERICAN CAPITAL SECURITIES, LLC as of December 31, 2007, is true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

PANAMERICAN CAPITAL SECURITIES, LLC

David Stone, Managing Member

Subscribed and sworn to
before me this 20 day of February, 2008

Notary Public

BIVIANA RUIZ
Notary Public - State of New York
No. 01RU6131802
Qualified in New York County
My Comm. Expires Aug. 15, 2009

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) statement of financial condition.
- [ ] (c) statement of income.
- [ ] (d) statement of cash flows.
- [ ] (e) statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) statement of changes in liabilities subordinated to claims of general creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

REPORT ON

PANAMERICAN CAPITAL SECURITIES, LLC

DECEMBER 31, 2007

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON

PANAMERICAN CAPITAL SECURITIES, LLC

DECEMBER 31, 2007

HERTZ, HERSON & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PANAMERICAN CAPITAL SECURITIES, LLC
745 FIFTH AVENUE
NEW YORK NY 10151

February 27, 2008

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Gentlemen:

In accordance with Rule 17a-5(d)(6), we are enclosing two copies of the audited statement of financial condition of Panamerican Capital Securities, LLC for the year ended December 31, 2007.

Very truly yours,

PANAMERICAN CAPITAL SECURITIES, LLC

Enclosures
cc: Securities and Exchange Commission
Northeast Regional Office
Mark Schonfeld, Regional Director
3 World Financial Center
New York, NY 10281

FINRA /Financial Operations
9509 Key West Avenue – 5th Floor
Rockville, MD 20850
Attention: Eleanor Sabalbaro

TABLE OF CONTENTS
PANAMERICAN CAPITAL SECURITIES, LLC
DECEMBER 31, 2007

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

TWO PARK AVENUE
NEW YORK, NEW YORK 10016

TEL: 212-686-7160
FAX: 212-532-6437

INDEPENDENT AUDITORS' REPORT

To the Member of
Panamerican Capital Securities, LLC
745 Fifth Avenue
New York, NY 10151

We have audited the accompanying statement of financial condition of Panamerican Capital Securities, LLC as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Panamerican Capital Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson and Company, LLP

New York, New York
February 27, 2008

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2007
EXHIBIT A

ASSETS	
Cash	$ 685,671
Placement fees receivable - Notes B and C	3,781,500
Accounts receivable	85,719
Prepaid expenses	2,970
TOTAL ASSETS	$4,555,860
LIABILITIES AND MEMBER'S CAPITAL	
LIABILITIES	
Accrued placement fees - Note C	$ 540,250
Accounts payable and accrued expenses	13,349
Due to member - Note E	3,390
Total Liabilities	556,989
MEMBER'S CAPITAL	
Member's capital	3,998,871
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$4,555,860

The accompanying notes are an integral part of the financial statement and should be read in conjunction therewith.

Nature of Operations and Capitalization of the Company

PanAmerican Capital Securities LLC ("the Company") was organized on November 6, 2003 in the state of New York as a limited liability company. The primary business of the Company is that of assisting and counseling in private placements of securities. The Company became a registered general securities broker-dealer effective June 21, 2004 and is subject to regulation by the Securities Exchange Commission (SEC) and the Financial Industry Regulation Authority, Inc. (FINRA).

Note A - Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

SEC Rule 15c3-3

The Company effected no transactions with customers, as defined in Rule 15c3-3, and therefore has no amounts reportable under the rule.

Note B - Concentrations of Credit Risk

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of customers to pay fees owed the Company for services provided. However, the Company mitigates risk by obtaining engagement letters or agreements for services to be provided. The Company historically has not incurred any losses from its customers' inability to pay fees owed the Company.

Uninsured Cash Balance

The Company maintains an account at a financial institution which is insured by the Federal Deposit Insurance Corporation for up to $100,000. As at December 31, 2007, the Company's uninsured cash balance amounted to approximately $586,000.

Major Customer

As at December 31, 2007 one customer accounted for approximately 96% of placement fees receivable.

Note C - Placement Fees

Included in fee income for the year ended December 31, 2007 are placement fees the Company earned pursuant to a Placement Agent Agreement ("Agreement"). The balance of the placement fees owed the Company as at December 31, 2007 of $3,631,500 are payable in installments, as defined in the Agreement, through 2010.

In conjunction with the placement fees earned under the Agreement, the Company has an informal agreement to pay a third party placement fees. As at December 31, 2007, $540,250 is owed under this informal agreement.

Note D - Income Taxes

The Company is a single member limited liability Company. Under the provisions of the Internal Revenue Code and comparable state regulations, the Company is not recognized as a taxable entity. Instead, the Company's member reports the Company's transactions on its income tax return and assumes the liability for the payment of the is tax. Accordingly, the Company records it's allocable local unincorporated business tax expense as a capital transaction.

Note E - Expense Sharing

The Company has transactions with its sole member, PanAmerican Capital Partners, LLC ("Capital"). The Company has entered into an expense sharing agreement with Capital for administrative services, which includes payroll, occupancy and communications.

Note F - Related Party Transaction

During the year ended December 31, 2007 a related party customer accounted for fee income of $300,000.

Note G - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital, as defined, of $668,932, which was $663,932 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.03 to 1.

END